[On Landry’s Restaurants, Inc. Letterhead]

April 22, 2010

Via Edgar

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-3561

Attn:	Ms. Amanda Ravitz
Mr. John Dana Brown

Re:	Landry’s Restaurants, Inc.
Registration Statement on Form S-4 filed February 12, 2010, as amended
File No. 333-164887

Ladies and Gentlemen:

Landry’s Restaurants, Inc. (the “Company”) requests that the effective date of the above-captioned Registration Statement be accelerated so that such Registration Statement will be declared effective at 10:00 a.m., Washington, D.C. time, on Monday, April 26, 2010, or as soon as practicable thereafter.

The Company hereby acknowledges that:

•

should the Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Steven L. Scheinthal
Steven L. Scheinthal Executive Vice President and General Counsel